UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

GOLD BANC CORPORATION, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

379907108

(CUSIP Number)

David H. Kaufman
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
(212)- 468-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2005

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [_]

CUSIP No. 379907108		13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dolphin Limited Partnership I, L.P. 06-1567782
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,000,000 (See Item 5(b) of this Schedule 13D)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,000,000 (See Item 5(b) of this Schedule 13D)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Item 5(b) of this Schedule 13D)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.05%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 379907108		13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dolphin Financial Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,000,000 (See Item 5(b) of this Schedule 13D)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,000,000 (See Item 5(b) of this Schedule 13D)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Item 5(b) of this Schedule 13D)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.05%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Dolphin Limited Partnership I, L.P., a Delaware limited partnership (“Dolphin I”) and Dolphin Financial Partners, L.L.C., a Delaware limited liability company (“Dolphin Financial”), relating to shares of common stock of Gold Banc Corporation, Inc., a Kansas corporation (the “Issuer”). Dolphin I and Dolphin Financial (collectively referred to herein as the “Reporting Persons”) are making a joint filing with respect to the Issuer’s shares because they constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). The agreement between the Reporting Persons to file jointly is attached hereto as Exhibit 1. Information with respect to each Reporting Person is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Item 1.  Security and Issuer

This statement relates to the common stock, par value $1.00 per share (“Common Stock”), of the Issuer. The Issuer has its principal executive offices at 11301 Nall Avenue, Leawood, Kansas 66211.

Item 2.  Identity and Background

(a) - (c) Dolphin I is a Delaware limited partnership formed to engage primarily in the business of investing in corporate securities. The address of the principal business and principal offices of Dolphin I is 96 Cummings Point Road, Stamford, Connecticut 06902.

Dolphin Associates, LLC, a Delaware limited liability company, is the general partner of Dolphin I and was formed to be the general partner of Dolphin I and other investing partnerships. The address of the principal business and principal offices of Dolphin Associates, LLC is 96 Cummings Point Road, Stamford, Connecticut 06902.

Dolphin Holdings Corp., a Delaware corporation, is the managing member of Dolphin Associates, LLC and was formed to be the managing member of Dolphin Associates, LLC. The address of the principal business and principal offices of Dolphin Holdings Corp. is 96 Cummings Point Road, Stamford, Connecticut 06902.

Dolphin Financial is a Delaware limited liability company formed to engage primarily in the business of investing in corporate securities. The address of the principal business and principal offices of Dolphin Financial is 96 Cummings Point Road, Stamford, Connecticut 06902.

The attached Schedule 1, which is incorporated by reference in this Item 2, sets forth the officers and directors of Dolphin Holdings Corp. and the sole member of Dolphin Financial, along with each of their principal occupations and business addresses.

(d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, or other persons with respect to whom this information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referred to in this Item 2 is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

All purchases of Common Stock were made in the open market and were funded by working capital. The amount of the funds expended by Dolphin I to acquire beneficial ownership of the Common Stock was $13,809,174, inclusive of commissions and execution related costs. The amount of the funds expended by Dolphin Financial to acquire beneficial ownership of the Common Stock was $13,797,922, inclusive of commissions and execution related costs.

Item 4.  Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment purposes and to obtain a significant equity interest in the Issuer. The Reporting Persons have had general discussions with the Issuer’s senior management and may seek to have further discussions with the Issuer. The Reporting Persons believe that the Issuer’s Common Stock is currently undervalued and represents an attractive investment opportunity as a result of new senior management’s accomplishments over the past two years, as well as the following items that the Issuer has disclosed in its recent public filings: i) the addition of approximately $21.8 million of net worth to be obtained from the Issuer’s sale of its five Oklahoma branches expected to close in June 2005 (disclosed in the Issuer’s January 12, 2005 press release and April 21, 2005 earnings conference call); ii) its “leading market shares” in Johnson County, Kansas, Manatee and Charlotte Counties, Florida as well as its expanding market presence in Tampa and Sarasota, Florida (disclosed in the Issuer’s October 21, 2004 Investor Presentation, which is available on the Issuer’s website, and its April 21, 2005 earnings conference call);and iii) that it is “well capitalized” and positioned to benefit from the positive core operating trends in part derived from the favorable demographics of the counties in which it currently operates (disclosed in the Issuer’s October 21, 2004 Investor Presentation). In support of these trends, the Issuer has recently completed the repurchase of $11 million of its shares at an average price of $14.35 per share and has announced an additional $20 million share repurchase program and increased its dividend 67% (disclosed in the Issuer’s April 18, 2005 earnings press release for the 2005 first quarter).

However, given the Issuer’s relatively small market capitalization of approximately $540 million, and the continuing “trend toward consolidation in the banking industry and in the financial services industry”, cited by the Issuer’s board (in its preliminary proxy statement it filed on May 21, 2004) as a reason for its proposed $16.60 per share merger with a financial acquiror (which failed and was terminated in October 2004 as disclosed in the Issuer’s October 11, 2004 press release), it may be more beneficial for the Issuer to combine in a “responsible” transaction with a significantly larger financial services entity.

The Reporting Persons are continuing to evaluate the Issuer’s operating results and achievements, as well as market and industry conditions and may change their current investment posture, acquire additional shares of the Issuer or sell or otherwise dispose of any or all of the shares of the Issuer beneficially owned by them. Although the Reporting Persons have not determined a course of action with respect to the Issuer, the Reporting Persons may take any other action with respect to the Issuer or any of its securities in any manner permitted by law. At this time, the Reporting Persons have no intention of taking any action that would subject the Reporting Persons to regulation under the Bank Holding Company Act.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)  Since each of the Reporting Persons is a member of a group, each beneficially owns as of the date hereof 2,000,000 shares of Common Stock of the Issuer, by virtue of Dolphin I’s ownership of 1,000,000 shares of Common Stock and Dolphin Financial’s ownership of 1,000,000 shares of Common Stock. The aggregate amount deemed beneficially owned by the Reporting Persons represents 5.05% of the 39,609,691 shares of Common Stock reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on April 22, 2005, to be issued and outstanding as of March 31, 2005.

(b)  Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or direct the disposition of the 2,000,000 shares of Common Stock it is deemed to beneficially own as of the date hereof.

(c)  Except as set forth in the attached Schedule 2, Dolphin I and Dolphin Financial have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d)  No person other than those with respect to which information is given in Item 2 above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D, and any amendment or amendments thereto.

Except as referred to in this item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other persons with respect to the shares of Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated April 27, 2005, between Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dolphin Limited Partnership I, L.P.

Date: April 28, 2005	By:	Dolphin Associates, LLC, its general partner

	By:	Dolphin Holdings Corp., its managing member,

	By:	/s/ Donald T. Netter

Name: Donald T. Netter Title: Senior Managing Director

Dolphin Financial Partners, L.L.C.

By:	/s/ Donald T. Netter

Name: Donald T. Netter Title: Sole Member

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $1.0 per share, of Gold Banc Corporation, Inc., a Kansas corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned agree that a filing of additional joint filing agreements in connection with any amendment or amendments to this Schedule 13D shall not be required.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 27, 2005.

Dolphin Limited Partnership I, L.P.

By:	Dolphin Associates, LLC, its general partner

By:	Dolphin Holdings Corp., its managing member,

By:	/s/ Donald T. Netter

Name: Donald T. Netter Title: Senior Managing Director

Dolphin Financial Partners, L.L.C.

By:	/s/ Donald T. Netter

Name: Donald T. Netter Title: Sole Member

SCHEDULE 1

Directors and Officers of Dolphin Holdings Corp.; Member of Dolphin Financial Partners, L.L.C.

Name and Position	Principal Occupation	Principal Business Address

Donald T. Netter, Director, Chief Executive Officer and President, Senior Managing Director; Sole Member of Dolphin Financial Partners, L.L.C.	Chief Executive Officer and President, Senior Managing Director, Dolphin Holdings Corp; Sole Member of Dolphin Financial Partners, L.L.C	96 Cummings Point Road Stamford, Connecticut 06902

Theodore A. DeBlanco, Senior Vice President and Managing Director	Senior Vice President and Managing Director , Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

Brett J. Buckley, Vice President and Managing Director	Vice President and Managing Director, Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

Justin A. Orlando Secretary and Managing Director	Managing Director, Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

Kieran C. Lyons, Vice President	Vice President, Dolphin Holdings Corp.	96 Cummings Point Road Stamford, Connecticut 06902

SCHEDULE 2
All shares of Common Stock were purchased in the open market

Common Stock Beneficially Acquired by Dolphin Limited Partnership I, L.P.

Date	Number of Shares	Price Per Share (1)	Cost (1)
02/28/05	1,000	$14.1975	$14,197.50
03/08/05	3,500	$14.0156	$49,054.60
03/09/05	3,055	$14.0197	$42,830.18
03/10/05	1,786	$14.0200	$25,039.72
03/11/05	960	$14.0200	$13,459.20
03/15/05	3,400	$14.0200	$47,668.00
03/16/05	403	$14.0200	$5,650.06
03/17/05	10,047	$14.0145	$140,803.68
03/18/05	5,960	$13.9947	$83,408.41
03/21/05	7,100	$13.9663	$99,160.73
03/22/05	9,218	$13.9595	$128,678.68
03/23/05	3,232	$13.8331	$44,708.58
03/24/05	12,100	$13.8780	$167,923.80
03/28/05	2,000	$13.7945	$27,589.00
03/29/05	6,750	$13.6661	$92,246.18
03/30/05	7,100	$13.8711	$98,484.81
03/31/05	13,900	$13.9811	$194,337.29
04/01/05	13,800	$13.9591	$192,635.58
04/04/05	7,590	$13.8846	$105,384.12
04/05/05	26,000	$13.9965	$363,909.00
04/06/05	21,200	$14.0109	$297,031.08
04/06/05	19,260	$13.9971	$269,584.15
04/07/05	178,800	$14.0200	$2,506,776.00
04/07/05	6,100	$13.9959	$85,374.99
04/07/05	5,000	$14.0200	$70,100.00
04/08/05	2,586	$13.9075	$35,964.80
04/11/05	8,550	$13.8220	$118,178.11
04/12/05	10,500	$13.7810	$144,700.50
04/13/05	16,700	$13.8271	$230,912.57
04/14/05	15,035	$13.6445	$205,145.06
04/15/05	16,771	$13.5142	$226,646.65
04/18/05	32,950	$13.4562	$443,381.79
04/19/05	22,550	$13.4235	$710,099.78
04/19/05	52,646	$13.4882	$302,699.93
04/20/05	2,750	$13.3888	$36,819.21
04/20/05	5,000	$13.4000	$67,000.00
04/20/05	53,959	$13.3778	$721,852.71
04/21/05	5,000	$13.6500	$68,250.00
04/21/05	29,382	$13.5174	$397,168.25
04/22/05	23,135	$13.4365	$310,853.42
04/25/05	37,401	$13.6185	$509,331.91
04/26/05	31,187	$13.7205	$427,901.22
04/27/05	27,248	$13.7178	$373,782.61

(1) Includes Commissions

Common Stock Beneficially Acquired by Dolphin Financial Partners, L.L.C.

Date	Number of Shares	Price Per Share (1)	Cost (1)
02/28/05	1,500	$14.1975	$21,296.25
03/08/05	5,300	$14.0156	$74,282.68
03/09/05	4,556	$14.0197	$63,873.75
03/10/05	2,514	$14.0200	$35,246.28
03/11/05	1,435	$14.0200	$20,118.70
03/15/05	5,100	$14.0200	$71,502.00
03/16/05	580	$14.0200	$8,131.60
03/17/05	15,096	$14.0145	$211,562.89
03/18/05	9,040	$13.9947	$126,512.09
03/21/05	10,733	$13.9663	$149,900.30
03/22/05	13,682	$13.9595	$190,993.88
03/23/05	4,892	$13.8331	$67,671.53
03/24/05	18,100	$13.8780	$251,191.80
03/28/05	3,000	$13.7945	$41,383.50
03/29/05	9,950	$13.6661	$135,977.70
03/30/05	10,600	$13.8711	$147,033.66
03/31/05	20,885	$13.9811	$291,995.27
04/02/05	20,581	$13.9591	$287,292.24
04/04/05	11,386	$13.8846	$158,090.06
04/07/05	74,100	$14.0200	$1,038,882.00
04/07/05	2,600	$13.9959	$36,389.34
04/07/05	5,000	$14.0200	$70,100.00
04/08/05	2,414	$13.9075	$33,572.71
04/11/05	8,550	$13.8220	$118,178.11
04/12/05	10,500	$13.7810	$144,700.50
04/13/05	16,700	$13.8271	$230,912.57
04/14/05	15,035	$13.6445	$205,145.06
04/15/05	16,771	$13.5142	$226,646.65
04/18/05	32,950	$13.4562	$443,381.79
04/19/05	22,550	$13.4235	$302,699.93
04/19/05	52,647	$13.4882	$710,113.27
04/20/05	2,750	$13.3888	$36,819.21
04/20/05	5,000	$13.4000	$67,000.00
04/20/05	53,959	$13.3778	$721,852.71
04/21/05	5,000	$13.6500	$68,250.00
04/21/05	29,381	$13.5174	$397,154.73
04/22/05	23,134	$13.4365	$310,839.99
04/25/05	37,400	$13.6185	$509,331.91
04/26/05	31,188	$13.7205	$427,914.93
04/27/05	27,248	$13.7178	$373,782.61

(1) Includes Commissions